FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer Pursuant

to Rule 13a-16 or 15d-16 of the Securities

Exchange Act of 1934

For the month of June 2006

Amcor Limited
(Translation of registrant’s name into English)

679 Victoria Street Abbotsford
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒	Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☒	No ☐

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-0000869428

June 30, 2006

Mr. Rufus Decker
Accounting Branch Chief
Securities and Exchange Commission
450 Fifth Street, N.W.,
Washington, D.C. 20549-0306

Re:	Amcor Limited
Form 20-F for the fiscal year ended June 30, 2005
File No. 0-18893

Dear Mr. Decker:

We are in receipt of the letter from the staff of the Securities and Exchange Commission (“SEC”), dated May 24, 2006, regarding our annual report on Form 20-F for the fiscal year ended June 30, 2005 (the “Form 20-F”). For your convenience, we have included the staff’s comments below and have keyed our responses accordingly.

Amcor Limited ABN 62 000 017 372
679 Victoria Street Abbotsford Victoria 3067 Australia
GPO Box 1643N Melbourne Victoria 3001 Australia
Tel: 61 3 9226 9000 Fax: 61 3 9226 9050
www.amcor.com

FORM 20-F FOR THE YEAR ENDED JUNE 30, 2005

General

1.                 Where a comment below requests additional disclosures or other revisions to be made, please show us in your supplemental response what the revisions will look like. With the exception of the comments below that specifically request an amendment, all other revisions may be included in your future filings.

Response 1: Noted.

Item 5–Operating and Financial Review and Prospects, page 25

AGAAP Results or Operations, page 29

2.                 You indicate that management and Board reviews results on a PBITA basis. Your PBITA is not computed as it is commonly defined. Please consider using “adjusted PBITA” or “PBITA excluding significant items” to reflect this departure from the most common definition of PBITA.

Response 2:   We wish to advise that our fiscal year 2005 results of operations will be restated to use “PBITA excluding significant items” upon our first time adoption of Australian equivalents to International Financial Reporting Standards (“IFRS”) in our annual report on Form 20-F for the year ending June 30, 2006. The adoption of IFRS will include a new format of our primary financial statements and business segment footnote, corresponding changes to our selected financial data and a revised presentation format for our MD&A. Accordingly, we will ensure that any such disclosures to be included in future annual reports on Form 20-F satisfy the requirements of Item 10(e) of Regulation S-K.

3.                 You eliminate business integration and restructuring expenses and market sector rationalization expenses from PBITA for last three years presented. Please note that Item 10(e) of Regulation S-K prohibits adjusting a non-GAAP financial performance measure to eliminate or smooth items identified as non-recurring, infrequent or unusual, when the nature of the charge or gain is such that it is reasonably likely to recur within two years or there was a similar charge or gain within the prior two years. Further, the response to Question 8 in our June 13, 2003 Frequently Asked Questions Regarding the Use of Non-GAAP Financial Measures clarifies that companies must meet the burden of demonstrating the usefulness of any measure that excludes recurring items, especially if the non-GAAP financial measure is used to evaluate performance. Please revise your disclosure to demonstrate the usefulness of your non-GAAP performance measures PBITA by discussing the following:

•                   the manner in which you use the non-GAAP measures to conduct or evaluate your business;

•                   the economic substance behind your decision to use such measures;

•                   the material limitations associated with use of the non-GAAP financial measure as compared to net income;

•                   the manner in which you compensates for these limitations when using the non-GAAP financial measures; and

•                   the substantive reasons why you believe the non-GAAP financial measures provide useful information to investors.

Response 3:   We believe that our segmental presentation of PBITA before significant items in our segmental footnote is expressly permitted by and complies with FASB Statement 131 (“FAS 131”). The SEC staff’s response to Question 18 in its June 13, 2003 “Frequently Asked Questions Regarding the Use of Non-GAAP Financial Measures” (the “FAQs”) clarifies that because FAS 131 requires or expressly permits the footnotes to a company’s consolidated financial statements to include specific additional financial information for each segment, that information would be excluded from the definition of non-GAAP financial measures. We confirm that our presentation of PBITA before significant items in our segmental footnote under FAS 131 is the measure reported to the chief operating decision maker for purposes of making decisions about allocating resources to the segment and assessing its performance. Furthermore, the SEC staff’s response to FAQ 19 clarifies that MD&A is not prohibited from discussing segmental results on this basis. As a result, we believe that the presentation of PBITA before significant items in our segmental footnote and in the MD&A is in compliance with FAQs 18 and 19.

The presentation of PBITA before significant items in our MD&A on a consolidated basis constitutes a non-GAAP financial measure. The SEC staff’s responses to FAQs 8 and 9 indicate the prohibition does not necessarily apply where an adjustment has been made to eliminate a restructuring charge or other item that by its nature is recurring but is not identified as “non-recurring, infrequent or unusual.” The SEC staff notes, however, that a company must still meet the burden of demonstrating the separate usefulness requirement for any measure that excludes recurring items, particularly if the non-GAAP financial measure is used to evaluate performance.

Since the Form 20-F does not identify the significant items presented as nonrecurring, infrequent or unusual, we believe that the prohibition of our presentation of PBITA before significant items on a consolidated basis will not apply if the performance measure of PBITA can be demonstrated as useful. We believe that the non-GAAP performance measure of PBITA on a consolidated basis used by Amcor is useful to investors and other users of our financial statements for the following reasons:

1)   The measure of PBITA, excluding business integration and restructuring expenses, allows users to analyze and understand the ongoing trading operations of the consolidated Amcor Group. The feedback of users of our financial statements is that this measure provides insights and information which allows them to assess the historical and likely ongoing earnings and cash flows of our businesses. It also aligns with management’s focus on the ongoing likely sustainable or ongoing earnings. It ensures that the amounts associated with business integration and restructuring expenses are easily distinguishable to both users and management from the key ongoing results of the businesses.

2)   We believe that PBITA used by Amcor provides a clear measurement of the underlying economic performance of the businesses in the Amcor Group. Business integration and restructuring expenses are usually associated with a relatively small number of plants within a particular business. Thus, the inclusion of such costs can otherwise distort the historical and likely ongoing operating performance measures of that business and the overall Amcor Group.

3)   In respect of the significant items identified, management publicly announces the restructuring activity that is to be undertaken and identifies the estimated cost to the business over the anticipated period of the restructuring. Depending upon when such decisions are made as well as the extent of the restructuring to be undertaken, it is generally the case that a restructuring will span two reporting periods. It is generally unlikely that the announcement and the restructure activity could occur within the one reporting period. Therefore the public announcement of restructuring activity is designed to provide the market with transparency as to how long the activity is anticipated to take and the expected financial cost. The significant items are identified in Item 18 of our Form 20-F for fiscal year 2005, in note 4 on page F-17.

4)   Many investors and securities analysts have indicated to us that they prefer to see and analyze the ongoing continuing results of the Amcor Group’s businesses. They prefer to be provided with information that dissects the total GAAP result into management analysis that identifies the business integration and restructuring costs separately from the ongoing trading operations of the business. In a global company like Amcor, while there is an acceptance that there may be business integration or restructuring costs that occur over one or more years, they are often associated with new acquisitions or the restructuring and closure of specific plants. These are not the same plants being restructured each year. As a result, management believes it is probable that the financial impact of the particular restructuring or business integration costs will disappear or become immaterial within a near-term finite period.

5)   The removal of these restructuring and business integration items and the discussion by management of PBITA excluding significant items enables the reader of our financial statements to understand the returns being generated by the ongoing trading of the relevant business. Year on year comparisons based on this measure allows investors and other users of our financial statements to assess how management is managing the relevant businesses and whether management is improving the core value of those businesses.

By way of further background, over the last three fiscal years the major significant items reported have been related to the following:

2003

Restructuring expenses upon the acquisition of PET and Closures businesses from Schmalbach-Lubeca (“S-L”).

The plants closed were:

•                    Closures Mexico plant

•                    Closures Brazil plant–metal segment only

•                    PET Rancho plant

•                    Ratingen–old S-L head office.

2004

PET business integration and restructure.

This involved a program over two years to rationalize the business and involved the closure of the following plants:

	2003/04	2004/05
North America	Erie and Novi	Merrimack
Latin America	Sao Paulo	Mexico—Aquas Calientes
Europe	Italy	Turkey

Flexibles’ market sector rationalization.

This involved a program over two years to rationalize the business and involved the closure of the following plants:

2003/04	2004/05
Tobepal	Envi
Spain	Netherlands

As indicated in our response to comment (2) above, the adoption of IFRS will include a new format of our primary financial statements and business segment footnote, corresponding changes to our selected financial data and a revised presentation format for our MD&A. Accordingly, we will ensure that any such disclosures to be included in future annual reports on Form 20-F satisfy the requirements of Item 10(e) of Regulation S-K, including disclosure regarding the usefulness of any non-GAAP performance measures.

Exhibits 12(a) and 12(b)

4.                 Your current certifications do not include paragraphs 3 and 4d as shown in the Instructions to Exhibit 12 of Form 20-F. Please amend your Form 20-F to include currently dated certification that conform to the format provided in the Instructions to Exhibit 12 of Form 20-F. In doing so, please refile your Form 20-F in its entirety, along with a currently dated signature on page 87.

Response 4:   We will file a Form 20-F/A for the year ended June 30, 2005, and include revised certifications that include paragraphs 3 and 4d as shown in the Instructions to Exhibit 12 of Form 20-F and currently dated signatures.

If you have any questions or need any further information with respect to matters set forth in this letter, please contact the undersigned on (011) (613) 9226 9007 or Jeffrey Browne or Burr Henly of Sullivan & Cromwell on (011) (613) 9635-1500. Alternatively, if more convenient, you may call the Washington D.C. office of Sullivan & Cromwell at (202) 956-7500 and ask to be transferred to the Melbourne office extension.

Very truly yours,

Peter Day

cc:

Ernest Greene

(Staff Accountant, SEC)

Nathan Cheney
(Assistant Chief Accountant, SEC)

Jeffrey F. Browne
Burr Henly
(Sullivan & Cromwell)

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

AMCOR LIMITED
(Registrant)

Date 30 June 2006

	By:	/s/ JULIE McPHERSON
	By:	Julie McPherson
	Title:	Company Secretary/Group General Counsel